TSX/NYSE/PSE: MFC	SEHK: 945

US$ unless otherwise stated
For Immediate Release
February 21, 2017
Manulife Financial Corporation Prices U.S. Public Offering of Subordinated Notes
Toronto – Manulife Financial Corporation (NYSE: MFC) (the "Company") today announced that it has priced a public offering in the United States of $750 million aggregate principal amount of 4.061% subordinated notes due 2032 (the "Notes") at a public offering price of 100%. The Notes are anticipated to qualify as Tier 2 regulatory capital of the Company.
The Notes are expected to be issued on February 24, 2017 and will bear interest at the rate of 4.061% per year for the period from, and including, the issue date to, but excluding, February 24, 2027 (the "Reset Date"), and at a rate per year equal to the 5-Year Mid-Swap Rate plus 1.647% for the period from, and including, the Reset Date, to, but excluding, February 24, 2032. The Company may, at its option, redeem the Notes, in whole, but not in part, with the prior approval of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), on February 24, 2027, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.  The Company may also redeem the Notes, in each case, in whole, but not in part, with the prior approval of the Superintendent, at any time within 90 days following a specified regulatory event or at any time following a specified tax event, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.
The offering was made pursuant to a preliminary prospectus supplement, dated February 21, 2017, to the Company's registration statement declared effective by the Securities and Exchange Commission (the "SEC") on December 18, 2015.
The Company intends to use the net proceeds from the sale of the notes for general corporate purposes, including future refinancing requirements.
Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.
This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A prospectus supplement and the accompanying prospectus related to the offering have been filed with the SEC and are available on its website at www.sec.gov.  Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting Citigroup Global Markets Inc., Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling toll-free at (800) 831-9146 or by e-mailing: prospectus@citi.com, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk – 3rd Floor, or by calling at (212) 834-4533, or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, New York 10014, by calling toll-free at (866) 718-1649 or by e-mailing: prospectus@morganstanley.com.
The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife Financial Corporation
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. At the end of 2016, we had C$977 billion ($728 billion) in assets under management and administration, and in the previous 12 months we made almost C$26 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

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